Filed pursuant to Rule 424(b)(3)

Registration No. 333-268800 and

Registration No. 333-269545

Prospectus Supplement No. 1 Dated February 8, 2023

(To Prospectus Dated February 2, 2023)

1,619,000 Shares of Common Stock issuable upon exercise of the Warrants and

80,950 Shares of Common Stock issuable upon exercise of the Representative’s Warrants

______________________________________________

This Prospectus Supplement No. 1 (the “Prospectus Supplement”) updates and supplements the prospectus of Edible Garden AG Incorporated (the “Company,” “we,” “us,” or “our”) dated February 2, 2023 (the “Prospectus”), with the following attached document which we filed with the Securities and Exchange Commission (the “SEC”):

A. Our Current Report on Form 8-K filed on February 8, 2023.

This Prospectus Supplement should be read in conjunction with the Prospectus, which is required to be delivered with this Prospectus Supplement. This Prospectus Supplement updates, amends and supplements the information included in the Prospectus. If there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement.

This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

The purchase of the securities offered through the Prospectus involves a high degree of risk. Before making any investment in our securities, you should carefully consider the risk factors section beginning on page 10 of the Prospectus.

You should rely only on the information contained in the Prospectus, as supplemented or amended by this Prospectus Supplement and any other prospectus supplement or amendment thereto. We have not authorized anyone to provide you with different information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is February 8, 2023.

Index to Filings

Annex
The Company’s Current Report on Form 8-K filed on February 8, 2023	A

Annex A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 2, 2023

EDIBLE GARDEN AG INCORPORATED
(Exact name of registrant as specified in its charter)

Delaware	001-41371	85-0558704
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

283 County Road 519, Belvidere, New Jersey	07823
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (908) 750-3953

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	EDBL	The Nasdaq Stock Market LLC
Warrants to purchase Common Stock	EDBLW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On February 2, 2023, Edible Garden AG Incorporated (the “Company”) entered into an Underwriting Agreement (the “Underwriting Agreement”) with Maxim Group LLC, as representative of the underwriters (the “Representative”), for an underwritten public offering (the “Offering”) of an aggregate of 1,619,000 units (the “Units”) consisting of one share of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), and one warrant to purchase one share of Common Stock (each a “Warrant” and collectively, the “Warrants”) at an exercise price equal to $6.30 per share of Common Stock. The public offering price was $6.30 per Unit and the underwriters agreed to purchase 1,619,000 Units at an 7.0% discount to the public offering price. The Company granted the Representative a 45-day option to purchase up to an additional 242,850 shares of Common Stock and/or Warrants to purchase up to an additional 242,850 shares of Common Stock to cover over-allotments, if any. The gross proceeds from the Offering are approximately $10.2 million, or approximately $11.7 million if the Representative exercises in full its over-allotment option, before deducting underwriting discounts and commissions and other offering expenses. On February 3, 2023, the Representative partially exercised its over-allotment option to purchase 242,850 Warrants for gross proceeds of approximately $2,400. The Offering closed on February 7, 2023.

In addition to customary cashless exercise, a holder of a Warrant may also effect an “alternative cashless exercise” on or after the 60-day anniversary of the initial exercise date. In an “alternative cashless exercise,” the aggregate number of shares of Common Stock issuable is equal to the product of (i) the aggregate number of shares of Common Stock that would be issuable upon exercise of the Warrant if it was exercised for cash and (ii) 0.5.

Pursuant to the Underwriting Agreement, the Company agreed to issue to the Representative, as a portion of the underwriting compensation payable to the Representative, warrants to purchase up to a total of 80,950 shares of Common Stock (the “Representative’s Warrants”). The Representative’s Warrants are exercisable at $6.93 per share, are initially exercisable 180 days after the effective date of the Offering and have a term of five years from their initial exercise date. Pursuant to the customary FINRA rules, the Representative’s Warrants are subject to a lock-up agreement pursuant to which the Representative will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will it engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the effective date of the registration statement.

The shares of Common Stock and Warrants were issued pursuant to a registration statement on Form S-1 (File No. 333-268800), initially filed by the Company with the Securities and Exchange Commission (the “Commission”) on December 15, 2022, as amended, which was declared effective on February 2, 2023, and a registration statement on Form S-1 (File No. 333-269545) filed pursuant to Rule 462(b) on February 2, 2023. A final prospectus relating to the Offering was filed with the Commission on February 3, 2023.

The Underwriting Agreement contains customary representations, warranties, and covenants by the Company and customary conditions to closing, obligations of the parties and termination provisions. Additionally, under the terms of the Underwriting Agreement, the Company has agreed to indemnify the underwriters for losses, expenses and damages arising out of or in connection with the Offering, including for liabilities under the Securities Act of 1933, as amended (the “Securities Act”), or contribute to payments the underwriters may be required to make with respect to these liabilities.

Pursuant to the Underwriting Agreement, subject to certain exceptions described in the registration statement, the Company and each director and executive officer of the Company have agreed, for a period of 180 days after the closing of the Offering, not to offer, sell, contract to sell, pledge or otherwise dispose of any shares of the Company’s Common Stock or securities convertible into Common Stock, without first obtaining the consent of the Representative.

Pursuant to the Underwriting Agreement, for a period of 12 months after the closing of the Offering, the Representative will have a right of first refusal to act as sole manager and book-runner and/or sole placement agent for any and all future public and private equity, convertible or debt offerings of the Company’s securities.

The Company entered into a Warrant Agency Agreement (the “Warrant Agreement”) with American Stock Transfer & Trust Company, LLC (“AST”) as of February 7, 2023 pursuant to which AST agreed to act as warrant agent with respect to the Warrants.

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The foregoing summaries of the Underwriting Agreement, the Warrant, the Representative’s Warrant and the Warrant Agreement do not purport to be complete and are qualified in their entirety by such documents attached hereto as Exhibits 1.1, 4.1, 4.2 and 4.3, respectively, each incorporated herein by reference.

Item 8.01 Other Events.

On February 2, 2023, the Company issued a press release announcing the pricing of the Offering. On February 8, 2023, the Company issued a press release announcing the closing of the Offering. Copies of these press releases are attached hereto as Exhibits 99.1 and 99.2 and are incorporated herein by reference.

Upon the closing of the Offering, the Company believes it has regained compliance with the stockholders’ equity requirement under Nasdaq Listing Rule 5550(b)(1) and the publicly held shares requirement under Nasdaq Listing Rule 5550(a)(4) due to the receipt of the net proceeds of the Offering and the issuance of the shares of the Company’s common stock upon the closing of the Offering. The Company believes it will be in compliance with the stockholders’ equity requirement under Nasdaq Listing Rule 5550(b)(1) upon filing its periodic report for the quarter ending March 31, 2023.

As the Company has previously disclosed, on August 22, 2022, it received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company was no longer in compliance with the minimum stockholders’ equity requirement under Rule 5550(b)(1) because its stockholders’ equity was less than the required minimum of $2,500,000 and the Company did not meet the alternative compliance standards. Also, on January 27, 2023, the Company received a letter from the Listing Qualifications Department of Nasdaq indicating that the Company was no longer in compliance with the publicly held shares requirement under Rule 5550(b)(4) because it had less than 500,000 shares outstanding.

Nasdaq will continue to monitor the Company’s ongoing compliance with the stockholders’ equity requirement and, if at the time of filing its periodic report for the quarter ending March 31, 2023, the Company does not evidence compliance with that rule, the Common Stock may be subject to delisting.

Forward-Looking Statements

This report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words like “believe,” “may,” and “will,” or the negative thereof or other variations thereon or comparable terminology, are used to identify forward-looking statements, although not all forward-looking statements contain these words. Although the Company believes that it is basing its expectations and beliefs on reasonable assumptions within the bounds of what is currently known about its business and operations, there can be no assurance that actual results will not differ materially from what the Company expects or believes. Some of the factors that could cause the Company’s actual results to differ materially from its expectations or beliefs are disclosed in the “Risk Factors” section, as well as other sections, of its reports filed with the Securities and Exchange Commission, which include, without limitation, its ability to regain compliance with the Nasdaq Listing Rules and maintain the listing of its securities on Nasdaq. All forward-looking statements speak only as of the date on which they are made and the Company undertakes no duty to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
1.1	Underwriting Agreement dated February 2, 2023 between the Company and Maxim Group LLC, as representative of the underwriters
4.1	Form of Warrant dated February 7, 2023
4.2	Form of Representative’s Warrant dated February 7, 2023
4.3	Warrant Agency Agreement dated as of February 7, 2023 between the Company and American Stock Transfer & Trust Company, LLC
99.1	Pricing press release dated February 2, 2023
99.2	Closing press release dated February 8, 2023
104	Cover Page Interactive Data File (embedded within the Inline XBRL Document)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EDIBLE GARDEN AG INCORPORATED

Date: February 8, 2023	By:	/s/ Michael James
	Name:	Michael James
	Title:	Chief Financial Officer

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